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                                                      Filed by VerticalNet, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                          Subject Company: SierraCities.com Inc.
                                                     Commission File No. 0-22525


[VERTICALNET LOGO]                                  [SIERRACITIES.COM INC. LOGO]


Investor Relations Contact:                 Investor & Media Relations Contact:
Muriel Lange, 215-315-3367                  Thomas J. Depping, 713-229-6800
mlange@verticalnet.com                      thomasdepping@sierracities.com

Media Relations Contact:
Jessica Cassady, 215-315-3712
jcassady@verticalnet.com


               VERTICALNET TO ACQUIRE SIERRACITIES AND CREATE NEW
                          VERTICALNET CREDIT DIVISION

 B2B ENABLER WILL PURCHASE LEADING BUSINESS CREDIT TECHNOLOGY SOLUTIONS COMPANY
                            FOR $133 MILLION IN STOCK

HORSHAM, PA and HOUSTON, TX - November 6, 2000 -- VerticalNet, Inc. (Nasdaq:
VERT), the Internet's leading business-to-business e-commerce enabler, announced today that it has entered into an agreement to acquire SierraCities.com Inc. (Nasdaq: BTOB), which offers one of the Internet's fastest and most comprehensive business credit solutions, for $7.00 per SierraCities share, or an aggregate of $133 million, payable in VerticalNet stock and subject to a collar provision described below. The acquired business, which will operate as VerticalNet Credit, will add the key functionality of enabling credit and financing solutions to the B2B company's horizontal offerings across its 57 industry-specific online marketplaces and will be leveraged throughout its three strategic business units: VerticalNet Markets, VerticalNet Solutions, and VerticalNet Exchanges.

Since its founding in 1994, SierraCities has leveraged its proprietary technology and the Internet to build a leading business in originating and servicing small business equipment leases and term loans of principal amounts less than $100,000. SierraCities' solution allows an applicant to apply online, receive final approval in less than two minutes and receive funding in as little as 24 hours. The company has processed more than 300,000 applications and originated more than $3 billion of loans and leases. With more than 95,000 active business customers and an excellent credit quality track record, SierraCities has strong core competencies in small business finance.

Through its experience in originating business credit, SierraCities has developed a core competency in automating credit risk assessment of small to medium sized businesses. Capitalizing on that core strength, SierraCities has developed solutions that allow it to facilitate the extension of trade credit by providing suppliers with real time credit scoring of their buyers. This automated Web-based solution is faster, less expensive and more accurate in terms of


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assessing credit risk than traditional offline methods. SierraCities gives
VerticalNet an ideal platform for providing Web-based credit solutions to its target markets.

"Some of the barriers to conducting business online are assessing the creditworthiness of your trading partners, establishing credit and financing terms and providing a mechanism for payment," said VerticalNet's President and CEO, Joe Galli. "This is why credit assessment, payment and financing services are key elements of our strategy of providing a broad range of business-to-business e-commerce enablement solutions to our customers. SierraCities' product offerings will enhance the features and functionality of VerticalNet's online marketplaces. These improved product offerings should drive customer satisfaction and usage and result in higher and recurring e-commerce revenue streams. VerticalNet has two types of customers - buyers and suppliers. SierraCities' credit solutions will afford buyers the liquidity to make online purchases and will allow suppliers to manage credit decisions more effectively."

"This merger will benefit our customers and shareholders," said SierraCities' President and CEO, Thomas Depping. "We have a great deal of respect and appreciation for VerticalNet's vision and commitment to success, all in a corporate culture that fits well with ours. Together, we'll be able to leverage one another's technologies and customer bases to create a business that is much stronger than what either of us has on a stand-alone basis. With VerticalNet as our partner, we are more confident than ever that we will capitalize on our position as the Internet's leading provider of real time, comprehensive credit solutions for small to medium sized businesses and will continue to grow our vendor relationships."

VerticalNet will leverage and tightly integrate SierraCities' offerings throughout its three business units by implementing the following:

         o VerticalNet Markets expects to market trade credit services as well as financing solutions throughout its 57 online marketplaces. Furthermore, VerticalNet Markets will make available the SierraCities solutions to its business partners. In addition, VerticalNet will market its e-commerce enablement services to SierraCities' customer base and vendor network.

         o VerticalNet Solutions plans to integrate SierraCities' business credit offering into its solutions stack, increasing the division's e-commerce enablement capabilities.

         o VerticalNet Exchange intends to use SierraCities' credit decisioning tools to qualify the market participants of NECX and future exchanges.

"We expect that the SierraCities acquisition will be accretive to VerticalNet's 2001 cash earnings and 2001 revenues on a per share basis," said VerticalNet's Executive Vice President and CFO, Gene S. Godick. "In addition, we believe that we can realize synergies from this acquisition and expect that it will strengthen our cash position."

Godick continued, "We are confident that we will be able to integrate SierraCities effectively. As a condition to closing, SierraCities will move substantially all of its loan and lease portfolio off balance sheet. We also plan to rearrange SierraCities' funding strategy so as to minimize the size of the balance sheet associated with the SierraCities business and to significantly reduce our exposure to credit risk. Currently, SierraCities funds loans and leases with equity, then moves


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them into a warehouse facility provided by one of its credit sources and from time to time effects a securitization of these assets. Going forward, VerticalNet intends to establish flow arrangements with selected financial institution partners pursuant to which loans and leases will be originated by SierraCities and immediately sold for a fee to flow partners. Given SierraCities' excellent credit history, we are confident that we will be able to arrange flow agreements with financial institution partners on a timely basis."

The transaction will take the form of an exchange offer in which VerticalNet will offer to exchange VerticalNet shares with a value of $7.00 for each SierraCities share, subject to a collar. The number of VerticalNet shares to be delivered will be based on the average closing price of VerticalNet's stock over the ten trading days ending two days before the closing of the offer. The collar functions as follows: if the average price is (1) less than $21, the SierraCities shareholders shall receive 0.3333 shares for each SierraCities share, (2) between $21 and $35, SierraCities shareholders shall receive a number of VerticalNet shares equal to $7.00 divided by the average price, (3) between $35 and $51, the SierraCities shareholders shall receive 0.2 VerticalNet shares for each SierraCities share, and (4) greater than $51, the exchange ratio shall be $10.20 divided by the average price. SierraCities will have the right to terminate the merger agreement if the average price is less than $15. The exchange offer will be followed by a merger in which VerticalNet stock will be issued at the same exchange ratio paid in the exchange offer.

The offer is subject to the tender of two-thirds of the outstanding SierraCities shares and other customary conditions. Holders of approximately 20% of the outstanding SierraCities shares have agreed to tender their shares into the exchange offer. The parties have agreed to commence the offer no later than November 17. The parties hope to close the transaction by the end of the year. The transaction will be accounted for using the purchase method and is expected to be tax-free to SierraCities stockholders.

ABOUT VERTICALNET, INC.

VerticalNet, Inc. (www.verticalnet.com) provides end-to-end e-commerce solutions targeted at distinct business segments through three strategic business units:
VerticalNet Markets includes 57 industry-specific web sites designed as online vertical trading communities and provides hosted e-commerce and community capabilities for corporate divisions and mid-size businesses; VerticalNet Exchanges focuses on direct material open and spot markets; VerticalNet Solutions builds digital marketplaces for global 2000 customers, consortia and neutral Net market makers. VerticalNet International leverages the Company's three strategic business units to create global Internet B2B marketplaces, offering products and services internationally and partnering with companies that have strong local presence and domain expertise.

ABOUT SIERRACITIES.COM INC.

SierraCities is an innovator of technology solutions for online business-to-business financing. The Company's technology platform supports real time funding of e-commerce transactions through one of the most comprehensive online business financing fulfillment solutions available. SierraCities' credit technologies enable B2B e-commerce by empowering businesses to complete transactions more quickly, thereby gaining time and cost efficiencies. SierraCities' infrastructure solution automates much of the process involved in customer acquisition, application, data retrieval, data warehousing, underwriting, documentation, servicing, collections, funding, auditing, and data mining. For more information, please visit our Web site at www.SierraCities.com.


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SAFE HARBOR

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to (i) the completion of the exchange offer and merger; (ii) the benefits expected from the transaction, including the expectation that the transaction will be accretive to VerticalNet's cash earnings and revenues; (iii) the integration of SierraCities' operations into VerticalNet's operations, including VerticalNet's ability to arrange flow relationships with financial institutions; and (iv) statements that are preceded by, followed by or include the words "will," "believes," "plans," "intends," "expects," "anticipates," "hope," "potential," or similar expressions. For such statements, VerticalNet and SierraCities claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the emergence of new competitive initiatives resulting from rapid technological advances or changes in pricing in the market; the risks associated with new product introductions, as well as the uncertainty of customer acceptance of new or enhanced products from either VerticalNet, SierraCities or their competition; risks associated with the entry into new internet markets; the risks associated with integrating newly acquired businesses and technologies; delays in product delivery; business conditions in the business-to-business industry e-commerce industry; uncertainty and volatility associated with Internet and eBusiness related activities; and other risks described in their respective filings with the Securities and Exchange Commission. Neither VerticalNet nor SierraCities assumes any obligation to publicly update or revise any of the forward-looking statements that may be in this announcement.

VerticalNet and NECX.com are registered trademarks and/or trademarks of Vert Tech LLC in the United States and/or other countries. All other trademarks and tradenames appearing in this announcement are the property of their respective owners.

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

- VerticalNet's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- VerticalNet's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- SierraCities' Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from VerticalNet by directing your request to Investor Relations at mlange@verticalnet.com / www.verticalnet.com or by fax at 215-784-1960, or from SierraCities by directing your request to Investor & Media Relations at thomasdepping@sierracities.com/ www.sierracities.com/ or by fax at 713-221-1818.